JCDecaux

04012885

04 FEB 18 AM 7:21

82-34631

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

SUPPL

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Neuilly-sur-Seine, 13th February 2004

File 82-5247
Issuer : JCDecaux SA
Country : France

Re : Disclosure Materials provided by JCDecaux SA pursuant to Rule 12g3-2(b)

Ladies and Gentlemen,

Please find attached a press release in relation to JCDecaux revenues for 2003.

JCDecaux SA is providing these documents to you pursuant to its obligations under Rule 12g3-2(b).

Please do not hesitate to contact me, by e-mail, stephanie.hartanerot@jcdecaux.fr, or by telephone 33 1 30 79 49 07, should you have any questions or comments regarding the format and/or content of the enclosed materials.

Very truly yours.

PROCESSED
FEB 19 2004
THOMSON FINANCIAL

Stéphanie Hartanérot
Legal Department
Head of the Stock Market / Corporate Law Department

dw 2/18

Enc.

FILE 82-5247

JCDecaux 04 FEB 19 7:21

Out of Home Media

Argentina
Australia
Austria
Belgium
Bosnia
Brazil
Bulgaria
Canada
Chile
Croatia
Czech Republic
Denmark
Finland
France
Germany
Hong Kong
Hungary
Iceland
Ireland
Italy
Japan
Korea
Luxembourg
Macau
Malaysia
Mexico
Netherlands
Norway
Poland
Portugal
Singapore
Slovakia
Slovenia
Spain
Sweden
Switzerland
Thailand
United Kingdom
United States
Uruguay
Yugoslavia

2003 REVENUES OF €1543.8 MILLION DRIVEN BY SOLID ORGANIC REVENUE GROWTH IN FOURTH QUARTER

Paris, 11 February 2004 – JCDecaux SA (Euronext Paris : DEC), the number one outdoor advertising company in Europe and one of the world leaders, announced today 2003 revenues of €1543.8 million, driven by a good fourth quarter performance, especially in Street Furniture. While revenues overall were down 2.2%, excluding acquisitions and the impact of foreign exchange, organic revenues grew by 1.3% in 2003. The Group's revenue performance, supported by the solid fourth quarter – which produced organic revenue improvement, excluding acquisitions and currency, of 2.6% - is slightly better than it had expected.

2003 organic revenue growth was primarily led by an acceleration of Street Furniture revenues throughout the year and a recovery in the Transport business. Billboard revenues were flat, reflecting another challenging year for the European advertising market.

Full Year Revenues	2003 (€m)	2002 (€m)	Change (%)	Organic growth excl. acquis. and FX (%)
Street Furniture	837.0	840.3	-0.4%	1.4%
Billboard	427.6	442.6	-3.4%	-0.1%
Transport	279.2	294.8	-5.3%	3.2%
Total Group	**1543.8**	**1577.7**	**-2.2%**	**1.3%**

Q4 Revenues	2003 (€m)	2002 (€m)	Change (%)	Organic growth excl. acquis. and FX (%)
Street Furniture	246.3	240.4	2.5%	3.9%
Billboard	115.4	119.8	-3.7%	0.1%
Transport	76.0	80.4	-5.4%	2.6%
Total Group	**437.7**	**440.6**	**-0.6%**	**2.6%**

Full Year revenues

Street Furniture revenues for the year decreased by 0.4% to €837.0 million. However, excluding acquisitions and foreign exchange impact, organic revenues grew by 1.4%, supported by a rise of 3.9% in the fourth quarter. Excluding non-advertising revenues related to the sale, rental and maintenance of street furniture contracts, advertising revenues in Street Furniture were up 3.9% in 2003.

In Europe, the Company's annual revenues were down in Germany and Holland, despite an improvement in the second half, while virtually flat advertising revenues in France were offset by the decrease in non-advertising revenues related to the sale, rental and maintenance of street furniture contracts. Revenues grew in the high single-digits in the UK, Spain and Belgium.

JCDecaux

Business was strong in the US during 2003. The Chicago street furniture contract had a very good start in its first year and, with 1000 bus shelters installed in less than one year, JCDecaux is ahead of its implementation schedule. Revenues from shopping malls continued to grow at double-digits. In other regions where the Group has recently expanded its operations, such as in South America and Asia-Pacific, Street Furniture revenues continued to grow as sales from new contracts gained momentum. The Group had a record year in Australia, where outdoor was the best performing media, driven in part by JCDecaux's street furniture business which was launched in 2000 and which benefited substantially from strong advertising spend during the Rugby World Cup.

Billboard revenues decreased by 3.4% to €427.6 million in 2003. Excluding acquisitions and foreign exchange impact, organic revenues in Billboard were virtually flat, although an improvement was seen in the fourth quarter. Austria and Central Europe revenues were down, reflecting the difficult economic environment in Germany, whose economy is influential in Central Europe. Although market conditions remained generally difficult in Europe throughout 2003, JCDecaux's Billboard business continued to be strong in the UK and Ireland and revenues in Spain, Italy and Belgium increased slightly.

Transport revenues declined by 5.3% to €279.2 million. Excluding acquisitions and foreign exchange impact, organic revenues increased by 3.2%. While the Transport business was flat in the UK and down in Asia-Pacific where revenues were impacted by SARS in the second quarter, Transport advertising recorded double-digit revenue growth in the United States, Spain, Portugal, Italy and South America in 2003.

Commenting on the Group's revenue performance, Jean-François Decaux, Chairman of the Executive Board and co-CEO of JCDecaux, said :

"Despite difficult market conditions in Europe for the third consecutive year, the improved growth in organic revenues in 2003 demonstrates the quality of our outdoor advertising networks and the strength of our sales and marketing teams. This was supported by the acceleration of our Street Furniture business, which achieved organic revenue growth of 3.9% in the fourth quarter of 2003. While our Billboard business was virtually flat, our Transport business continued to recover, as the decline in airport passenger traffic slowed down.

We previously expected EBITDA in the second half of 2003 to be similar to that in the first half. Given the improvement in the fourth quarter, we now believe that the second half EBITDA will be ahead of the first and that EBITDA in 2003 will slightly exceed last year's. As we did last year, we will communicate on current trading conditions and outlook when we issue our 2003 results on 17 March."

Next information :
2003 results will be released on 17 March 2004

FILE 82-5247

JCDecaux

Key Information on the Group

- *2003 revenues : €1544 million*
- *Listed on Euronext Paris ; part of the Euronext 100 and SBF 120 indexes*
- *N°1 worldwide in street furniture (290,000 faces)*
- *N°1 worldwide in airport advertising, with 147 airports and 150 other railway systems (145,000 Transport faces)*
- *N°1 in Europe for billboards (192,000 faces)*
- *627,000 advertising faces in 43 countries*
- *Present in 3,400 cities with over 10,000 inhabitants*
- *7,100 employees*

For more information, contact:

Press Relations
Raphaele Rabatel
Tel: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 35 79
raphaele.rabatel@jcdecaux.fr

Investor Relations
Cécile Prévot
Tel: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
cecile.prevot@jcdecaux.fr

-End-

Forward Looking Statement

Certain statements in this release constitute «forward-looking statements » within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The words or phrases «guidance », «expect », «anticipate », «estimates » and «forecast » and similar words or expressions are intended to identify such forward-looking statements. In addition, any statements that refer to expectations or other characterizations of future events or *circumstances are forward-looking statements. Various risks that could cause future results to differ from those expressed by the forward-looking* statements included in this release include, but are not limited to : changes in economic conditions in the U.S. and in dher countries in which JCDecaux currently does business (both general and relative to the advertising and entertainment industries) ; fluctuations in interest rates ; changes in industry conditions ; changes in operating performance ; shifts in populationand other demographics ; changes in the level of competition for advertising dollars ; fluctuations in operating costs ; technological changes and innovations ; changes in labor conditions ; changes in govemmental regulations and policies and actions of regulatory bodies ; fluctuations in exchange rates and currency values ; changes in tax rates ; changes in capital expenditure requirements and access to capital markets. Other key risks are described in the JCDecaux reports filed with the U.S. Securities and Exchange Commission. Except as *otherwise stated in this news announcement, JCDecaux does not undertake any obligation to publicly update or revise any forward-looking statements* because of new information, future events or otherwise.